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                                                                   Exhibit (vii)
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October 27, 2000

Marc C. Breslawsky

RE:  Separation Agreement

Dear Marc:

This letter is intended to provide you with the Company's understanding of how the Separation Agreement between you and the Company dated October 27, 2000 (the "Separation Agreement") will affect certain employee and executive benefit and incentive plans and programs in which you participate if you incur a termination of employment pursuant to the Separation Agreement. This letter will also serve as the Company's commitment to administer these plans and programs in the manner set forth below. The defined terms in this letter have the meanings that are contained in the Separation Agreement unless a term is more specifically defined in this Agreement.

Stock Options
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  As of the Resignation Date, all outstanding stock options granted to you prior to October 20, 2000 pursuant to the Company's 1991 Stock Plan or any successor plan shall remain exercisable in accordance with their existing terms. Such options shall expire on their stated expiration date; provided, however, options granted prior to 1999 will expire on the earlier of (i) the fourth anniversary of your termination from the Company or any company that is a spin-off of the Company, as defined in the 1991 Stock Plan (a "Spin Off"), whichever occurs later, and (ii) their original term.

  The special option granted on October 20, 2000 ("Accelerated Option Grant") shall vest and be exercisable in accordance with the terms and conditions set forth in your award agreement. Such terms shall include a provision requiring the forfeiture of the entire Accelerated Option Grant if you retire or voluntarily resign from the Company or the Spin Off, prior to February 1, 2002. If you retire or voluntarily resign from the Company or the Spin-off on or after February 1, 2002, the Accelerated Option Grant shall become immediately 100% vested and exercisable as of such retirement or voluntary resignation.
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If you are terminated pursuant to Section 3 of the Separation Agreement prior to
February 1, 2002, the entire Accelerated Option Grant shall be immediately 100% vested and exercisable as of the date of such termination. For purposes of the 1991 Stock Plan and options granted to you thereunder, your termination of employment from the Company as a result of your employment with the Spin Off shall not be treated as a retirement or other termination of employment from the Company. The 1991 Stock Plan will be amended to reflect the terms and conditions of the Accelerated Option Grant and other commitments described herein, including the retirement, termination of employment, vesting and exercise treatment with respect to the Spin Off.

The treatment of your stock options following the execution of the Separation Agreement do not differ from that of any similarly situated executive of the Company.

Deferred Incentive Savings Plan
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The Company will pay you as soon as practicable following the Resignation Date a lump sum amount in cash equal to the balance of your accounts under the Deferred Incentive Savings Plan pursuant to the payment provisions of the plan.

Retirement Plans
----------------

The Company will treat your retirement plan benefits in the following manner:

(a)  401(k) Plan

As of the Resignation Date, your participation in and contributions to the Pitney Bowes 401(k) Plan ("401(k) Plan") will cease. Your rights to a distribution, rollover, forms of payment and deferral regarding your account balance will be determined in accordance with the terms of the 401(k) Plan.

(b)  Pension Plan

You will be credited during your Severance Period with service through March 31, 2004 in lieu of actual years of service with the Company for all purposes under the Pitney Bowes Pension Plan, including determining your basic pension benefit and any transition credits to which you may be entitled under the Pension Plan. Your severance payment under Section 3 of the Separation Agreement and any PBC incentive award under Section 4(a) of the Separation Agreement will be credited as pensionable earnings. Any CIU payment made under Section 4(b) of the Separation Agreement will not be credited as pensionable earnings in accordance with the plan's existing provisions. If, after providing the service credit and determining pensionable earnings as described in the preceding sentences, your pension benefit under the Pension Plan exceeds the limits imposed by the plan and applicable law, the excess amounts will be paid from the Pitney Bowes Supplemental Pension Plan ("SERP"). If your employment with the Company continues beyond March 31, 2004, you will continue to accrue pension benefits in accordance with the terms and conditions of the Pension Plan and SERP.



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The determination and payment of your pension benefits under the Pension Plan and the SERP remain in all respects subject to the terms and conditions of the respective plans.


Sincerely,



Michael J. Critelli
Chief Executive Officer



AGREED TO AND ACCEPTED BY


__________________________
Marc C. Breslawsky


__________________________
Date

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